UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 4, 2025, Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its third quarter updates and the filing of its financial results for the three months and nine months ended September 30, 2025, a copy of which is furnished as Exhibit 99.1 hereto.

The Company’s operating and financial review and prospects with respect to the nine months ended September 30, 2025 and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and related notes thereto are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K.

The Company’s unaudited consolidated capitalization as at September 30, 2025 is set forth in Exhibit 99.4 of this Report.

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3 and 99.4 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated November 4, 2025
99.2	Operating and financial review and prospects with respect to the nine months ended September 30, 2025
99.3	Unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025
99.4	Capitalization & Indebtedness as at September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 4, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer